

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 25, 2015

Via E-mail
Mr. David R. Smith
Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

    Re: **Charles River Laboratories International, Inc.**
                Form 10-K for the Fiscal Year Ended December 27, 2014
                Filed February 17, 2015
                File No. 1-15943

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 6. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends, page 24

1. You disclose some of the restrictive covenants contained in your revolving credit agreement and term loan agreements may limit your ability to pay dividends. In future filings, please disclose in the notes to your financial statements the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of these debt agreements. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X. Please provide us your proposed disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2014 Compared to Fiscal Year 2013, page 34

2. Your statements of income on page 44 separately present service revenue and product revenue and the related costs of services provided and products sold. In future filings, please revise your disclosures in Management's Discussion and Analysis to address separately the business reasons for changes in service revenues and product revenues and the related costs of sales for each revenue type. Please provide us your proposed disclosures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk, page 41

3. Please revise your foreign currency exchange rate risk disclosures in future filings to also include quantitative information in one of the formats outlined in Item 305(a)(1)(i) through (iii) of Regulation S-K. Please provide us your proposed disclosures.

Financial Statements

Note 8. Equity and Redeemable Noncontrolling Interest

Accumulated Other Comprehensive Income (Loss), page 70

4. You experienced $48.5 million in other comprehensive loss from translation adjustments during the fiscal year ended December 27, 2014. Given the significance of this amount to your total comprehensive income, please disclose in future filings the changes in currencies which gave rise to this significant translation adjustment. Please provide us your proposed disclosures.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

5. This consent appears to be unsigned. Please file a signed consent from your independent registered public accounting firm to the incorporation by reference into your Forms S-3ASR and S-8 of their report dated February 17, 2015 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining